News Release
NYSE Alternext, TSX Symbol: NG

NovaGold First Quarter Financial Results and Project Update

April 15, 2009 - Vancouver, British Columbia - NovaGold Resources Inc. (TSX: NG, NYSE-AMEX: NG) today announced the results of its first quarter ended February 28, 2009 along with an update on the Company’s project development activities. Details of the Company’s financial results are described in the unaudited consolidated financial statements and Management’s Discussion and Analysis which, together with further details on each of the Company’s projects, including resource estimates, will be available on the Company’s website at www.novagold.net and on SEDAR at www.sedar.com. All amounts are in Canadian dollars unless otherwise stated.

Highlights

  Increased Rock Creek resource estimate by 24%
  Donlin Creek feasibility study complete and technical report in progress
  Amended Galore Creek partnership agreement with Teck Cominco
  Cash and cash equivalents of $78.8 million and working capital of $62.9 million

President’s Message

In early 2009, NovaGold’s senior management team carefully reviewed the Company’s business strategy and progress at each of our projects. The resulting business plan supports our continued focus on gold and our belief that advancing the Company’s assets toward production will bring the greatest return to NovaGold shareholders. NovaGold recognizes the value of strong partnerships and a strong team, and is looking for opportunities that will bring good people or additional resources to the Company. We have also taken steps to streamline the Company and improve internal processes, safeguarding our financial position.

Worldwide economic markets are still in turmoil, but gold continues to outperform most asset classes. NovaGold has weathered the market challenges and is well-positioned to take advantage of the rising gold market and new opportunities. Indeed, NovaGold’s share price has outperformed the gold sector in 2009.

Significant advances at the Donlin Creek project in 2009 should continue to support NovaGold’s share price with the soon to be released 43-101 feasibility study, and as the project moves through permitting toward a construction decision. NovaGold will also maximize the value of Rock Creek in 2009. Since the decision to suspend start-up, the gold price has rallied while prices for fuel and other input materials have decreased. We will thoroughly assess the exploration upside at Rock Creek in the coming months and will formulate a re-start plan, which will consider a number of options including re-starting operations ourselves, bringing in an operating partner or possibly sale of the property. Whatever the decision, we expect Rock Creek to bring additional value to NovaGold shareholders in the near to medium term.

As a growth-focused precious metals company, NovaGold is committed to creating shareholder value while working responsibly with the communities in which we operate to bring long-term sustainable benefits. We look forward to reporting on further developments at the Company’s projects during the months ahead.

Projects Update

Donlin Creek
NovaGold is completing a technical report for the Donlin Creek project based on a feasibility study that was completed on behalf of the Donlin Creek LLC on April 1, 2009. NovaGold expects to release the results of the feasibility study in a 43-101 compliant report by the end of April. The report will provide a detailed project description and outline the project economics, and most importantly bring significant reserves to the Company, and thereby greatly increasing the value of the Donlin Creek asset for NovaGold shareholders.

The Donlin Creek project is expected to have a throughput design of approximately 50,000 tonnes per day using onsite diesel and wind cogeneration for power. Using this design, Donlin Creek would operate for more than 20 years and potentially produce 1 to 1.5 million ounces of gold annually. Permitting is expected to start in 2009 with a construction decision targeted for 2012.

Donlin Creek is located in southwestern Alaska and is one of the world’s largest undeveloped gold deposits. As currently envisioned, the mine would be developed as a high-tonnage open-pit year-round operation. NovaGold and Barrick are working together through the Donlin Creek LLC, a limited-liability company owned by NovaGold and Barrick on a 50/50 basis, to advance the project through feasibility and permitting while bringing sustainable economic benefits to the local Native Alaskan communities in the region.

Nome Operations, Alaska
Nome Operations comprises Rock Creek, Big Hurrah and Nome Gold. The Rock Creek mine has been designed as a 7,000 tonnes-per-day conventional open-pit year-round operation, expected to produce approximately 100,000 ounces of gold per year once in operation. Construction of Rock Creek mine commenced in the summer of 2006. Testing of the crushing circuit was initiated in October 2007. Commissioning start-up and systems testing began in September 2008 but was subsequently suspended in November in light of market conditions at the time, with rising costs, falling gold prices, extreme market volatility and a collapse of the equity and debt financing markets. Those factors combined with unanticipated mechanical issues with the crusher resulted in NovaGold placing the Rock Creek on care and maintenance to protect the infrastructure and investment at the property while a comprehensive assessment is completed.

Now that the property has been placed on care and maintenance, meeting all of our environmental responsibilities at the mine site remains our highest priority. NovaGold is collaborating with engineers and regulators to complete a revised water management plan for the project and is also assessing the possibility of using wind co-generation for a portion of the project’s power needs, reducing both environmental impact and operating costs at the Rock Creek mine.

A recent resource update for Rock Creek increased its resources by 24%, bringing Nome Operations resources to nearly 3 million ounces, inclusive of reserves. An updated feasibility study is being completed as part of the project review, and NovaGold anticipates that a significant amount of the new resources will convert to reserves.

Our objective now is to review the Rock Creek project and establish a plan that maximizes value for shareholders. Since the decision to suspend start-up, the gold price has rallied while prices for fuel and other input materials have decreased. In 2009, we will decide whether to recommence start-up activities when the market becomes more favorable, bring in an operating partner or possibly sell the property. Whatever the decision, we expect Rock Creek to bring value to NovaGold shareholders in the near to medium term.

Galore Creek Copper-Gold-Silver Project, British Columbia
In February 2009, the Company announced that it had amended the partnership agreement with Teck Cominco for the Galore Creek Project, where Teck will now fund 100% of Galore Creek costs until the aggregate amount contributed by Teck after November 1, 2008, together with funds previously contributed by Teck on optimization studies, equals C$60 million. Both companies continue to hold 50% interests in the partnership but during the period of Teck’s sole funding, Teck will have a casting vote on the Partnership’s Management Committee with respect to the timing and nature of expenses to be funded. Following Teck’s $60 million contribution, all further costs at Galore will be funded by Teck and NovaGold in accordance with their respective partnership interests and there will no longer be any casting vote for either party.

Galore Creek is located in northwestern British Columbia and is one of the world’s largest undeveloped copper-gold deposits. As currently envisioned, the mine would be developed as a high-tonnage open-pit operation producing a high-quality precious-metal-rich copper concentrate. Continued road work during 2008 connected portions of the access road to kilometer 40 to allow surplus equipment to be driven out. Eventual completion of the road to kilometer 90 will improve access to the project and reduce construction costs when the project can be restarted, largely eliminating the need for helicopter support. GCMC will continue to maintain and improve the infrastructure at site until a new construction decision is made.

Other Project
Ambler Project, Alaska
In March, the Company negotiated an extension to its Ambler option agreement with subsidiaries of Rio Tinto. The agreement has been extended by nine months to December 22, 2009 to provide the Company adequate time to review the project’s potential.

The Ambler property comprises 14,000 hectares of patented and State of Alaska mining claims, covering a major portion of the precious-metal-rich Ambler volcanogenic massive sulfide (“VMS”) belt. Arctic is the most advanced deposit ranking among the largest and richest VMS deposits in the world, based on both total in situ metal value and value per tonne. The Ambler VMS belt has been largely unexplored since the early 1980s.

Results of Operations

For the three-month period ended February 28, 2009, the Company reported a net loss of $28.5 million (or $0.20 basic and diluted loss per share) compared to net earnings of $24.2 million (or $0.23 and $0.22 basic and diluted, respectively, earnings per share) for the corresponding period in 2008. The $52.7 million reduction in earnings when comparing the first quarters of 2009 and 2008 is primarily due to the following:

  A $15.2 million net project suspension recovery in 2008 related to the Galore Creek project and a $15.3 million gain from the disposal of investment with no comparable amounts in 2009;
  An $8.6 million charge for project care and maintenance in 2009 related to the activities at the Rock Creek and Galore Creek projects with no comparable charge in 2008;
  A $5.5 million increase in foreign exchange loss in 2009 compared with 2008 related to the weakening of the Canadian dollar against the U.S. dollar during the period; and
  A $2.5 million increase in exploration expenditures in 2009 incurred mainly at the Donlin Creek project.

Revenues for the three-month period ended February 28, 2009 were $0.4 million compared to $1.7 million in the corresponding period in 2008. The Company generates modest revenues from land and gravel sales and gold royalties. The decrease in revenues from the previous period relates mainly to significantly lower interest rates payable by the banks on cash balances in 2009 as compared to the corresponding period in 2008.

Total expenses and other items for the three-month period ended February 28, 2009 were $31.8 million compared to $23.4 million net gain for the same period in 2008. During the quarter, the Company recorded a foreign exchange loss of $4.5 million compared to a foreign exchange gain of $1.0 million for the same period in 2008. The loss in 2009 is a result of the weakening Canadian dollar against the U.S. dollar during the first quarter of 2009 on US-denominated cash and financial liability balances. The Company expended $6.4 million on exploration activities during the quarter compared to $3.9 million for the same period in 2008.

The Company also expended $8.6 million on care and maintenance activities at the Rock Creek and Galore Creek projects during the quarter with no comparable expenditures in 2008. Operations at the Rock Creek and Galore Creek projects are suspended and were placed into care and maintenance of which all costs are expensed as incurred.

The Company recorded $1.4 million for stock-based compensation in 2009 and $0.2 million for the same period in 2008. The higher expense in 2009 resulted from 2,973,000 options being granted during the quarter ended February 28, 2009 to employees and directors to encourage staff retention. In 2008, $30.4 million project suspension cost recovery at the Galore Creek project was recorded with no similar amount recorded in 2009. During the first quarter of 2008, some of the costs estimated at the November 30, 2007 year end for suspension at Galore Creek were reversed as the Galore Creek Mining Corporation (“GCMC”) was able to negotiate a favorable purchase of contractor’s equipment remaining at the construction site. In 2008 the Company also recorded a $15.3 million gain on the sale of its investment in US Gold shares but it was almost entirely offset by non-controlling interest amount of $15.2 million.

The Company equity accounts for its strategic investment in Alexco Resource Corp. (“Alexco”) as it has significant influence over Alexco. During the quarter ended February 28, 2009, the Company sold its entire investment in Alexco for net proceeds of $3.8 million. At November 30, 2008 the investment had been written down to fair value and no further gain or loss has been recorded on the disposition of the shares during the quarter.

For the three-month period ended February 28, 2009 the Company recorded a future income tax (“FIT”) recovery of $1.0 million, which resulted mainly from additional losses from exploration expenditures incurred in Canada and the benefit of an income tax reduction on long-term tax rates in British Columbia.

Outlook

At February 28, 2008, the Company had cash and cash equivalents of $78.8 million and working capital of $62.9 million. Of this amount, $3.4 million was designated for Galore Creek suspension related activities, including payment of accounts payable. At November 30, 2008, the Company had cash and cash equivalents of $12.2 million and a working capital deficiency of $20.2 million.

During the three-month period ended February 28, 2009, the Company completed private placements totaling US$75 million by issuing 57,692,308 Units at a price of US$1.30 per Unit. Each Unit consists of one common share and one common share purchase warrant exercisable at a price of US$1.50 prior to the fourth anniversary of the closing date. In addition, the Company’s US$20 million bridge loan was converted into 15,762,565 shares at a rate of $1.53 per share and 750,000 warrants at $1.53 per share were exercised for net proceeds of $1.1 million. The Company also sold its holdings in Alexco Resource Corp. (“Alexco”) for net proceeds of $3.8 million. The funds were used to pay accounts payable and accrued liabilities at November 30, 2008 of approximately $22.7 million which relates mainly to the suspension of activities at Rock Creek. The Company believes it has sufficient funds to meet its cash requirements for the next twelve months.
The Company’s three material projects are the Donlin Creek, Rock Creek and Galore Creek projects. The Company’s remaining share of the 2009 budget at the Donlin Creek project is approximately US$10 million, part of which will be incurred completing the feasibility study and the remainder is planned to be used for permitting activities at the project. The Rock Creek project is in care and maintenance, pending a review of whether to recommence start-up at the project. The current remaining care and maintenance budget at Rock Creek for 2009 is approximately US$7 million. The budget for care and maintenance and optimization studies activities at the Galore Creek Project for 2009 is $16 million, however, NovaGold is not required under its revised agreement with Teck to fund any of those costs.

The Company does not plan to commence development or construction at its Donlin Creek and Galore Creek projects in 2009, nor does it currently plan to recommence the start-up process at the Rock Creek project. However, the Company will need external financing to develop and construct its major properties and to fund the exploration and development of its other mineral properties in future years. Sources of external financing may include bank borrowings and future debt and equity offerings. There can be no assurance that financing will be available on acceptable terms, or at all. The failure to obtain financing could have a material adverse effect on the Company’s growth strategy and or results of operations and financial condition. Development of the mineral properties would require significant capital expenditures. There can be no assurance that the Company will be able to secure the financing necessary to retain its rights to, or to begin or sustain production at, any of its mineral properties.

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties in North America. The Company has a portfolio of mineral properties located in Alaska, USA, and British Columbia, Canada. The Company’s largest projects are being advanced with major mining companies. The Donlin Creek project is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. (Barrick). The Galore Creek project is held by a partnership owned equally by NovaGold and Teck Cominco Limited (Teck). NovaGold owns a 100% interest in the Rock Creek, Big Hurrah and Nome Gold deposits in Nome, Alaska. NovaGold has one of the largest resource bases of any junior or mid-tier level producing gold company, and trades on the TSX and NYSE-AMEX under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

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NovaGold Contacts

Don MacDonald
Senior Vice President & CFO

Greg Johnson
Vice President Strategic Development

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements
This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, plans for and intentions with respect to the company’s properties, statements regarding intentions with respect to obligations due for various projects, strategic alternatives, timing of permitting, construction and production and other milestones, and NovaGold’s future operating or financial performance are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold and Teck Cominco in the exploration and development of the Donlin Creek and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases; fluctuations in metal prices and currency exchange rates, and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2008, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward looking statements of management beliefs, opinions, projections, or other factors should they change.